

November 23, 2010

Alceu Duilio Calciolari
Chief Financial and Investor Relations Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19ᵗʰ Floor
05425-070 São Paulo, SP Brazil

> **Re:** **Gafisa, S.A.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 10, 2010**
> **File No. 1-33356**

Dear Mr. Calciolari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Brazilian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Item 3 – Information on the Company

Overview of Residential Buildings, page 25

2. We note from your tables beginning on page 25 that you have some projects that were completed in 2009 or prior but still have a significant number of units sold. For example, Arsenal Life was completed in 2008 but none of the 481 units available were sold as of December 31, 2009. We note your disclosure on page 62 that selling expenses increased in 2009 due to increased marketing efforts on unsold finished units. We also note per page 57 that your sales of units launched during prior years were 60% of total sales during 2009 as compared to 39% in 2008 and 30% in 2007. Please quantify for us the number of projects completed in 2009 or prior where the number of units sold as of December 31, 2009 was less than 90%. For each of those projects, quantify the number of units unsold, the sales value of those units, and the total number of completed units associated with the project (sold or unsold) as of December 31, 2009. Please also tell us how you evaluate these units for possible impairment under both Brazilian and U.S. GAAP.

Customer Financing, page 38

3. Please tell us and revise your future filings to disclose the quantity and sale value of contracts cancelled by customers for each period presented in your filing. Please also tell us and revise your future filings to disclose your customers default rate as of each period presented in your filing. To the extent that you experience any default or cancellation trends in certain segments or geographic areas, this should also be disclosed.

Item 5 – Operating and Financial Review and Prospects

Business Segments, page 66

4. Please revise your discussion of segment operating results to provide investors with more insight into the activities undertaken by each of your segments that drove their results. For example, your current disclosures make reference to generic explanations such as "strong demand" and "a greater number of developments". We believe your discussion could be improved by including a description of key metrics used by management in evaluating the performance of your segments (such as number of launches, units sold and average margin per unit sold) and explaining how those metrics affected each segment's results. For example, we note per page 24 that although the total number of units launched in Rio de Janeiro declined by nearly half in 2009 compared to 2008, the average sales price per unit more than doubled. It is unclear what is causing this trend and which segments were more affected by this trend.

Liquidity and Capital Resources

Operating Activities, page 70

5. Please revise your liquidity discussion to provide a more comprehensive explanation
    of the reasons for fluctuations in your balance sheet. For example, you indicate that
    the decrease of R$136 million in net cash used in operating activities was due to the
    net result of the reduction in inventory and the increase of accounts receivable.
    However, you neither separately quantified the extent to which these accounts
    affected your operating cash flows nor did you explain the underlying reasons for
    these fluctuations from 2008 to 2009. Please refer to Item 5 of Form 20-F.

Audited Consolidated Financial Statements

Note 25 – Supplemental Information – Summary of Principal Difference Between
Brazilian GAAP and US GAAP

(c) US GAAP supplemental information, page F-82

6. Please tell us how you considered FASB ASC 280-10-50 in determining not to
    provide a U.S. GAAP segment footnote.

(d) US GAAP condensed consolidated financial information, page F-88

7. Please tell us how you considered paragraph (c)(2)(iii) of Item 17 to Form 20-F in
    determining not to provide a U.S. GAAP statement of cash flows for the periods
    presented.

8. It appears that you consider investment funds and securities purchased under
    agreements to resell to be cash equivalents for U.S. GAAP purposes. Please confirm
    and if true, please tell us how you considered the specific features of these
    instruments in determining that they met the definition of cash equivalents under
    FASB ASC 305-10-20. Please also tell us how you considered the fact that for tax
    purposes, your investment funds are treated as long-term investment funds.

(iii) – Additional information – income taxes, page F-91

9. Please revise your future filings to provide the disclosures required by paragraphs 1-
    14 of FASB ASC 740-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

Rufus Decker
Accounting Branch Chief